3 March 2014

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V. ANNOUNCES THE RESULTS OF ITS SOLICITATION OF CONSENTS IN RELATION TO NOTES

Portugal Telecom International Finance B.V. (the “Issuer”) announced, on 7 February 2014, a solicitation of consents from the holders of its €600,000,000 5.625 per cent. Notes due 2016 (the “2016 Notes”), €500,000,000 4.375 per cent. Notes due 2017 (the “March 2017 Notes”), €250,000,000 5.242 per cent. Notes due 2017 (the “November 2017 Notes”), €750,000,000 5.875 per cent. Notes due 2018 (the “2018 Notes”), €750,000,000 5.00 per cent. Notes due 2019 (the “2019 Notes”), €1,000,000,000 4.625 per cent. Notes due 2020 (the “2020 Notes”) and €500,000,000 4.5 per cent. Notes due 2025 (the “2025 Notes”) (each a “Series” and together the “Notes”), in accordance with the terms and conditions set out in the Consent Solicitation Memorandum dated 7 February 2014 (the “Consent Solicitation Memorandum”). This announcement should be read together with the Consent Solicitation Memorandum. Capitalised terms used in this announcement but not defined have the meanings given to them in the Consent Solicitation Memorandum.

The Issuer is pleased to announce that at separate meetings of the Noteholders of each Series held today at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, the respective Extraordinary Resolutions relating to the Consent Solicitation were passed. Details of the aggregate principal amount of Notes represented at each meeting including the proportion of which were in favour of the respective Extraordinary Resolution are set out below:

Series	Amount of Notes outstanding in respect of the meeting	Aggregate principal amount represented at meeting	Aggregate principal amount in favour of the Extraordinary Resolution	Percentage in favour of the Extraordinary Resolution
2016 Notes	€600,000,000	€515,299,000	€514,899,000	99.92%
March 2017 Notes	€500,000,000	€390,567,000	€387,272,000	99.16%
November 2017 Notes	€250,000,000	€250,000,000	€250,000,000	100.00%
2018 Notes	€750,000,000	€640,308,000	€638,508,000	99.72%
2019 Notes	€750,000,000	€467,616,000	€464,555,000	99.35%
2020 Notes	€1,000,000,000	€725,845,000	€724,079,000	99.76%
2025 Notes	€441,839,000	€325,036,000	€270,898,000	83.34%

The Consent Solicitation with respect to the Notes was not made directly or indirectly in the United States of America.

Nothing in this announcement constitutes an offer to buy or the solicitation of an offer to sell the Notes in the United States of America or any other jurisdiction in which such offer or solicitation would be unlawful.

For Further Information

A complete description of the terms and conditions of the Consent Solicitation is set out in the Consent Solicitation Memorandum.  Further details about the transaction can be obtained from:

SOLICITATION AGENTS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Email:	eu.lm@barclays.com
Telephone:	+44 (0)20 3134 8515
Attention:	Liability Management Group

BofA Merrill Lynch
Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

Email:	john.m.cavanagh@baml.com
Telephone:	+44 (0)20 7995 3715
Attention:	John Cavanagh

Email:	karl.bystedtwikblom@baml.com
Telephone:	+44 (0)20 7996 0867
Attention:	Karl Bystedt Wikblom

TABULATION AGENT

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London
N1 3QP
United Kingdom

Email:	pt@lucid-is.com
Telephone:	+44 (0)20 7704 0880
Attention:	Yves Theis / Thomas Choquet

PRINCIPAL PAYING AGENT

Citibank, N.A.
13th Floor Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

Email:	ppapayments@citi.com
Telephone:	+3531622 2210
Attention:	Principal Paying Agent

The Solicitation Agents, the Paying Agents and the Tabulation Agent are agents of the Issuer and owe no duty to any holder of the Notes.

Dated: 3 March 2014